02052461

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

28 August 2002

1-15260

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 28 August 2002 sent to the London Stock Exchange under its requirement to submit copies of all material announcements for information purposes.

One Company Announcement notification dated 28 August 2002 sent to the London Stock Exchange under its requirement to submit copies of announcements relating to major interests in the Company.

One Company Announcement notification dated 28 August 2002 sent to the London Stock Exchange under its requirement to submit copies of announcements relating to directors' interests in the Company's shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 28 August 2002

By: ______________________

CHRISTOPHER FLETCHER SMITH
Deputy Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

Peter Erskine, David Finch and David Varney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Computershare Trustees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase under the mmO2 Share Ownership Plan

7. Number of shares / amount of stock acquired

294 shares each

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 0.1p each

12. Price per share

42.50p

13. Date of transaction

12 August 2002

14. Date company informed

28 August 2002

15. Total holding following this notification

Peter Erskine: 468,171
David Finch: 405,566
David Varney: 275,374

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Deborah Russell - 01753 628096

25. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification

28 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Stanlife Nominees Limited
1 George Street
Edinburgh EH2 2LL

5. Number of shares / amount of stock acquired

2,333,362

6. Percentage of issued class

0.03%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

27 August 2002

11. Date company informed

28 August 2002

12. Total holding following this notification

261,348,216

13. Total percentage holding of issued class following this notification

3.014%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

28 August 2002

mmO_2 LAUNCHES 'THE O_2 GAMES ARCADE' -

THE FIRST COMMERCIAL JAVA™ GAMES SERVICE IN THE UK

Released: 28 August 2002

mmO_2 today launched the O_2 games arcade – the first commercial Java games service in the UK - bringing pictures, colour, sound and an arcade feel to mobile gaming. All O_2 games arcade games will be free to UK customers for one month from 1 to 30 September 2002. The service will launch across the other O_2 territories (Germany, Ireland and the Netherlands) from October.

A wide selection of games are offered within the O_2 games arcade at launch, including Atari classics - Asteroids®, Pong® and Breakout®- plus Marslander™, Men in Black II™, Denkiblocks!™, Oilrig™, Racing Fever™, Forbidden Jungle™, Pinball – The Castle™, Turtles™, Towers™, and Popstar™. Around three new games a month will be added to the O_2 games arcade. The Java-enabled Nokia 3410 is already available and proving very popular with youth audiences. The Siemens M50 will be available from 1 October, and a new range of Java-enabled devices, many of them colour, will be on sale pre-Christmas.

Analysts forecast that gaming on mobiles will be big business, extending the role of the mobile phone beyond communications. Forrester Research predicts that, in three years, 45% of mobile subscribers in Europe will regularly pay to play games on their mobile. Ovum forecasts that global spending on mobile games will total €4.4 billion by 2006. O_2's own research highlighted that, when shown games from the O_2 games arcade, 65% of mobile owners aged 16-19 expressed a 'strong interest' in downloading them to their mobiles.

To date, the gaming market on mobile devices has been driven by SMS games. This year, more than four million games-related text messages per month have been sent over the O_2 UK network driven by the World Cup, Big Brother 3 and 'Who Wants To Be A Millionaire'.

mmO_2 is working with a number of game suppliers and developers, including Motorola, THQ, Digital Bridges, Macrospace, MR. Goodliving, Sumea, Picofun and Ifone to offer brands such as Atari™ and Men in Black II™. As well as partnering leading branded suppliers, O_2 will leverage its online application developer communities - including the 9,000 registered to sourceO_2, mmO_2's accelerator of mobile services - to create winning games of the future.

Tim Raby, head of games for O_2, said: "Our research highlights that customers are looking for better 'playability', a greater challenge, enhanced colour graphics and a 'console-like' feel to games on their mobile – all of which the O_2 games arcade will deliver. We have selected games that are ideally suited to mobile – that look good on screen and take only minutes to download. To ensure variety, we will be adding around three games per month to our portfolio to ensure that our gamers never get bored."

Kent Thexton, chief marketing and data officer, mmO_2, added: "This is another example of how compelling devices and applications are coming together to make mobile data a reality today. We believe that the O_2 games arcade and multimedia messaging, which we will launch shortly, are highly desirable mobile data applications that our customers will embrace."

The launch of the O_2 games arcade is another first for mmO_2 in the mobile data arena. It was first to market with innovative mobile data devices including BlackBerry and the xda as well as the 3G live test and evaluation site on the Isle of Man.

Pricing

All O_2 games arcade games will be free to O_2 customers until 30 September 2002. There will be a small additional 'download' charge dependent on tariff and file size – an average GSM charge is expected to be around 30 pence (€0.50). Thereafter, games will be charged on an 'event basis' similar to ringtones. Every game will cost £1.50 (€2.50), plus the download charge mentioned above. Once the customer has downloaded the game, it will remain active on their handset for at least 30 days and can be played as often as liked.

Availability

The O_2 games arcade games are available to all customers on the O_2 network (both pre and post paid), provided their Java-enabled mobile is supported by the O_2 games arcade. Access to the O_2 games arcade varies by device, but has been designed to be intuitive and similar to other such services.

Note to Editors

What is Java?

Java (J2ME) is a programming language used to create applications. Applications created using Java can be downloaded and stored on a mobile handset for use as and when required. Examples of downloadable Java applications include interactive games, life management tools, travel-related applications and information tools. Such applications allow customers to customise their handsets.

Why use Java?

Programmers use Java because it offers greater cross-platform compatibility than other programming languages. To produce applications that run on mobile handsets, developers use a specific version of Java called J2Me (Java version 2 – Micro Edition). Although Java applications need to be handset/software specific, the changes required to make a game run on a number of different handsets make it much easier than re-coding from scratch for each device.

- ends -

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO_2 has approximately 17. 75 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 14.6% of total service revenues in the quarter ending 30 June 2002.

mmO_2 Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

Kate Mant
Data PR Manager
mmO_2 plc
kate.mant@o2.com
t: +44 (0) 7736 518 709

mmO_2 press office
t: +44 (0)1753 628402

All mmO_2 Group news releases can be accessed at our web site: www.mmo2.com